UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 10, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM S.A. (“TIM” or "Company") (B3: TIMS3; NYSE: TIMB), in compliance with CVM Instruction 480/09, as later amended by 552/14, hereby informs its shareholders, the market in general and other interested parties regarding the approval by the Board of Directors of the Company, on this date, of the 1st Amendment (“Amendment”) to the Brand Use Licensing Agreement (“Contract” or “Agreement”), with its indirect parent company, Telecom Italia SpA (“Telecom Italia”), with the setting of the amount due at 0.5% of the Company's Net Revenue throughout the term of the Amendment, as follows:

1.	Parties Involved: Telecom Italia, TIM S.A. and Instituto TIM.
2.	Relationship with the issuer: Telecom Italia is the indirect controlling shareholder of TIM S.A..
3.	Reason for the operation: Signing of the 1st Amendment to the Brand Use Licensing Agreement with Telecom Italia, which holds the intellectual property rights of the “TIM” brand in Brazil. The initial Trademark Licensing agreement between the parties was signed on May 17, 2018 and ended on December 31, 2020 and formalized the assignment of the rights of use of the trademark in compliance with the requirements of the Italian authorities within the transfer price legislation. In this context, the amendment guarantees the maintenance of the situation of conformity in the relationship between the companies. For more details on the Italian authorities' inquiries click here.
4.	Object of the transaction: Execute the 1st Amendment to the Brand Use Licensing Agreement, formally granting TIM S.A. and Instituto TIM the right to use the “TIM” brand upon payment of royalties.
5.	Main terms and conditions of the transaction:
•	Transaction Date: 12/10/2020.
•	Duration: From 01/01/2021 until 12/31/2023.
•	Value Involved (Reais): Royalties of 0.5% (zero-point five percent) of the total net revenue of each licensee involved.
•	Warranty and insurance: There are no insurances or guarantees involved, only penalties if payments are not made in a timely manner by the licensees for the benefit of the licensor on their respective expiration dates provided for in the Contract.
•	Termination or rescission: Telecom Italia may terminate the Agreement at any time if the obligations are not properly fulfilled by the licensees.

6.	Eventual participation of the shareholders or management of the related counterparty in the decision-making process or the negotiation of the Transaction as representatives of the Company:

Telecom Italia shareholders and managers did not participate in the negotiation of the Agreement as agents of the issuer.

The Company's decision-making process was conducted independently, being examined and recommended for approval by the Statutory Audit Committee and, subsequently, examined and approved by the Company's Board of Directors.

The contract approval process strictly followed the applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7.	Detailed explanation of the reasons for which the issuers’ management considers the transaction was carried out on an arm’s length basis or provided the payment of adequate compensation:

The original contractual terms were maintained with the exception of the amendment regarding the extension of the agreement to another 3 years and the withdrawal of the forecast of a possible increase in remuneration to Telecom Italia, setting the payment at 0.5% of the licensees' net revenue.

In this context, the Company’s management carried out a detailed analysis and consulted several references in evaluating the terms of the Contract, which took into consideration independent studies (fairness opinions) prepared by the law firms Tauil & Checker (associated with Mayer Brown) and Veirano Advogados, as well as by the consultancy KPMG. These procedures demonstrated that the nature of the Agreement and its financial terms are both fair and in compliance with the Brazilian laws and regulations.

The Company's Statutory Audit Committee (formed only by independent members) gave a favorable opinion and the Board of Directors approved the transaction, which is in line with the Company's best interests, taking into account that its terms and conditions follow the commercial standards found in similar agreements of the same nature, both locally and internationally. The benchmarking carried out by TIM S.A., with the support of its external consultants, showed that the rates negotiated belong to the lower part of the scale practiced by the market.

No bid or bidding process was requested to third parties by the Company, considering that intellectual property rights could only be licensed by Telecom Italia.

8.	Additional Information:

The Agreement does not have any provisions for retroactive payments of royalties concerning the period prior to the execution of the Agreement, during which the "TIM" trademark was freely used by the Company and its subsidiaries, without any payment to Telecom Italia. Retroactive payments in connection with license trademark agreements are not allowed according to the Brazilian laws, pursuant to Brazilian Trademark Office (Instituto Nacional da Propriedade Industrial - INPI) regulations.

Further, it is important to clarify that the Agreement has a nature of licensing arrangement only, and not of service rendering. Therefore, the Agreement will not result in the collection of amounts for services rendered by Telecom Italia, but only for the use of the "TIM" trademark by TIM S.A. and its subsidiaries.

Rio de Janeiro, December 10th, 2020.

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: December 10, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer